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PROSPECTUS SUPPLEMENT TO
PROSPECTUS DATED NOVEMBER 24, 1997

                                                       RULE 424(B)(3) AND 424(C)
                                                             FILE NO. 333-369111

                             PAPER WAREHOUSE, INC.
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    On December 11, 1997, Paper Warehouse, Inc. (the "Company") signed a non-binding letter of intent to acquire The Paper Factory from Gibson Greetings, Inc. for approximately $38.6 million cash. The Paper Factory, based in Appleton, Wisconsin, currently operates 190 party goods stores in 40 states under the names Paper Factory, Greetings n' More and Great Party. The Paper Factory had net sales of approximately $55.2 million for the nine months ended September 30. 1997. Gibson Greetings would continue to supply The Paper Factory stores under the terms of a long-term supply agreement. The proposed transaction is subject to customary closing conditions, including, a due diligence review, execution of a definitive purchase agreement, financing, third party consents, and regulatory approvals. If these conditions are satisfied, the transaction is currently anticipated to close in late January 1998. The Company currently plans to finance the proposed acquisition with debt.

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    This Prospectus Supplement contains "forward-looking statements" within the meaning of the federal securities laws, which involve risks and uncertainties. Actual results could differ materially from those projected in such forward-looking statements due to a number of factors, including, the inability of the parties to satisfy certain of the closing conditions and the inability of the Company to obtain financing for the proposed acquisition on acceptable terms.

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          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 15, 1997.